Exhibit 11.1

MESTEK, INC.

SCHEDULE OF COMPUTATION OF EARNINGS PER COMMON SHARE

	Three-months Ended		Nine-months Ended
	September 30,		September 30,
	2005	2004	2005	2004
	(Dollars in thousands, except earnings per common share)

Income from Continuing Operations	1,078	19,270	2,561	16,109

Discontinued Operations (See Note 8):
Income from Operations of Discontinued
Business Before Taxes	909	2,233	6,438	6,306
Applicable Income Tax Expense	384	939	2,725	2,646
Income from Operations of Discontinued Business	525	1,294	3,713	3,660

Net Income	$1,603	$20,564	$6,274	$19,769

Basic Earnings Per Common Share:
Continuing Operations	$0.12	$2.24	$0.30	$1.86
Discontinued Operations	0.06	$0.15	$0.43	$0.42
Net Income	$0.18	$2.39	$0.73	$2.28

Basic Weighted Average Shares Outstanding	8,732	8,604	8,653	8,678

Diluted Earnings Per Common Share:
Continuing Operations	$0.12	$2.23	$0.30	$1.86
Discontinued Operations	0.06	$0.15	$0.43	$0.42
Net Income	$0.18	$2.38	$0.73	$2.28

Diluted Weighted Average Shares Outstanding	8,732	8,622	8,653	8,684